Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

January 23, 2020

Robert Shapiro

Jim Allegretto

Daniel Morris

Mara Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Via Email

Re:	PPD, Inc. - Registration Statement on Form S-1 (CIK No. 0001793294)

Ladies and Gentlemen:

On behalf of PPD, Inc. (the “Company”), and in connection with Amendment No. 1 to the registration statement on Form S-1 (“Amendment No. 1”) filed on January 16, 2020, we have attached as Annex A to this letter for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) select proposed changed pages to Amendment No. 1, to be reflected in Amendment No. 2 to the registration statement on Form S-1 (“Draft Amendment No. 2”). The Company has revised Draft Amendment No. 2 in response to the Staff’s comments in its letter, dated January 22, 2020, relating to Amendment No. 1 (the “comment letter”), and to otherwise update its disclosure.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Draft Amendment No. 2. Unless otherwise defined below, terms defined in Draft Amendment No. 2 and used below shall have the meanings given to them in Draft Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Draft Amendment No. 2 includes the Company’s proposed draft of (i) two paragraphs including preliminary expectations of financial results for the year ended December 31, 2019, to be included at the end of the “Our Company” subsection of the Summary section and (ii) the “Recent Developments” subsection of the Summary section. When included in a filed version of Amendment No. 2, the bullets included in Annex A hereto will be replaced with the applicable amounts.

Notes to Condensed Consolidated Financial Statements

Note 4. Goodwill and Intangible Assets, Net

Intangible Assets, Net, page F-85

1.	Please tell us and disclose the estimated aggregate amortization expenses for each of the next five succeeding years. Refer to ASC 350-30-50-2.

The Company advises the Staff that the estimated aggregate amortization expenses for 2019 through 2023 and thereafter are disclosed in the Company’s audited consolidated financial statements (page F-43) of Amendment No. 1. As set forth in the highlights of the Regulations Committee meeting with the Staff on June 11, 2003, the Commission does not generally expect that the disclosures required by SFAS 142 (subsequently codified as ASC 350) be included in interim financial statements with the Commission because such financial statements are condensed rather than full financial statements and because such accounts have not changed significantly in amount or composition in accordance with Article 10 of Regulation S-X. For ease of reference, the applicable portion of the aforementioned meeting highlights is attached as Annex B hereto.

Annex A, page A-1

2.

Refer to your proposed “Recent Developments” section beginning on page A-1 of your response letter. We note statements that your actual results “may differ materially” from the estimates you are presenting. In addition, you caution investors against placing “undue reliance” on this information. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove these statements, or explain why the presentation of this information alongside a disclaimer that the preliminary financial information could differ materially provides meaningful disclosure to investors.

The Company has revised its disclosure on pages 10 and 12 in response to the Staff’s comment to remove the statements noted by the Staff.

3.

Refer to the second paragraph on page A-1 of your response letter. Please tell us why you believe presenting revenue and income information for the year ended December 31, 2019 without presenting additional financial measures and narrative disclosure related to your costs or gross margin would permit investors to draw appropriate conclusions regarding your financial condition. See Regulation S-K Item 10(b)(2).

In response to the Staff’s comments, the Company is adding the line item income from operations to its disclosure in the second paragraph of page 3 and the related table of preliminary financial results on page 10. The rationale is that income from operations, along with revenue and net income attributable to common stockholders of PPD, Inc., permit investors to draw appropriate conclusions regarding the Company’s financial condition. The inclusion of income from operations will allow investors to easily calculate total operating costs and expenses, on a GAAP basis, by taking the difference between revenue, which is included in the Company’s disclosures and this incremental disclosure of income from operations. In addition, the Company advises the Staff that a “gross profit” measure or calculation is not disclosed within the Company’s statement of operations and is not a metric that is widely reported by other registrants within the Company’s industry.

3

4.

We note you intend to disclose the basis point change in Adjusted EBITDA margin in your preliminary financial results overview for the year ended December 31, 2019. Please disclose how Adjusted EBITDA margin is determined and how it is used by management. In order to present this Non-GAAP financial measure using a basis point method, the comparable GAAP measure must also be presented and defined. Please refer to the Commission’s 2003 Final Rule No. 33-8176, Conditions for Use of Non-GAAP Financial Measures, Section 3(b) on requirements of Regulation G. Please provide the above information or remove the discussion on the change in Adjusted EBITDA margin.

The Company has revised its disclosure on page 3 in response to the Staff’s comment and deleted references to Adjusted EBITDA margin.

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

cc:	B. Judd Hartman, Executive Vice President, General Counsel and Chief Administrative Officer, PPD, Inc.

Jason M. Licht, Latham & Watkins, LLP

Annex A

Select Proposed Changed Pages to Amendment No. 2

[See Attached]

As filed with the Securities and Exchange Commission on January     , 2020.

Registration No. 333-235860

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PPD, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8731	45-3806427
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

929 North Front Street

Wilmington, North Carolina 28401

(910) 251-0081

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

B. Judd Hartman

Executive Vice President, General Counsel and Chief Administrative Officer

PPD, Inc.

929 North Front Street

Wilmington, North Carolina 28401

(910) 251-0081

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

William B. Brentani Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 Tel: (650) 251-5000 Fax: (650) 251-5002	Patrick H. Shannon Jason M. Licht Latham & Watkins, LLP 555 Eleventh Street, NW—Suite 1000 Washington, D.C. 20004 Tel: (202) 637-2200 Fax: (202) 637-2201

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

•	Increased net authorizations from $2,491.6 million for 2015 to $3,421.0 million for 2018, representing a CAGR of 11.1%.

(1)	Amounts are presented on an ASC 605 (as defined below) basis for comparability, as described in “—Summary Consolidated Financial Data” below.

On January 1, 2018, the Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). Our consolidated financial data for the periods beginning January 1, 2018 and thereafter are presented in accordance with ASC 606. Prior to January 1, 2018, the Company applied the accounting guidance from the application of ASC Topic 605, Revenue Recognition (“ASC 605”). As described in the “—Summary Consolidated Financial Data” below, our consolidated financial data for the year ended December 31, 2018 has been presented on both an ASC 606 and ASC 605 basis to provide greater comparability of our operating results during 2018, consistent with the modified retrospective adoption approach.

Based on the midpoint of the ranges of our preliminary expectations of financial results for the year ended December 31, 2019 provided under “—Recent Developments” below, we expect to report year over year revenue growth of [●]%, income from operations growth of [●]%, net income growth of [●]%, Adjusted EBITDA growth of [●]% and net authorization growth of [●]% for 2019 (revenue, income from operations, net income and Adjusted EBITDA are determined on an “ASC 606” basis as described in “—Summary Consolidated Financial Data” below).

Our Markets

The drug development process involves the testing of drug candidates to demonstrate safety and efficacy in order to meet regulatory requirements. Developing new drugs for the treatment of human disease is an extremely expensive, complex, high-risk and time-consuming process. It is estimated that bringing a new drug or medical device to market can take up to 15 years and cost $2.5 billion or more. The drug development process consists of two stages: pre-clinical and clinical. The clinical stage is the most time-consuming and expensive part of the drug development process. During the clinical stage, the drug candidate undergoes a series of tests in humans, including healthy volunteers, as well as participants with the targeted disease or condition. Human trials usually start on a small scale to assess safety, efficacy and dosage (Phase I–II) and then expand to larger trials (Phase III) to test efficacy and safety in the target population. Phase IV, or post-approval trials, involve monitoring or verifying the risks and benefits of a drug product.

•	our ability to generate cash flow to service our substantial debt obligations; and

•	other factors set forth under “Risk Factors” in this prospectus.

2017 Recapitalization Transaction

In May 2017, the Company and the Majority Sponsors completed a recapitalization (the “Recapitalization”) of Jaguar Holding Company I (“Jaguar I”), the then indirect parent of Pharmaceutical Product Development, LLC and now indirect wholly owned subsidiary of PPD, Inc. The Recapitalization was effected through two mergers that resulted in Jaguar I becoming an indirect wholly owned subsidiary of PPD, Inc. Prior to the Recapitalization, Jaguar I was majority owned and jointly controlled by the Majority Sponsors. Subsequent to the Recapitalization, the Company, and indirectly, Jaguar I, continue to be majority owned and jointly controlled by the Majority Sponsors, through different affiliated investment funds, by rolling over existing equity and investing new equity of the Majority Sponsors into PPD, Inc., in connection with the Recapitalization. Additionally, two investors, Blue Spectrum and the GIC Holder, both obtained direct minority ownership interests in PPD, Inc. through the Recapitalization. Prior to the Recapitalization, the controlling Majority Sponsors owned approximately 99.4% of the Company, with the remainder owned by management and the independent directors. Subsequent to the Recapitalization, the controlling Majority Sponsors owned approximately 80.6% of the Company, GIC Private Limited (“GIC”) (through the GIC Holder) and the Abu Dhabi Investment Authority (“ADIA”) (through Blue Spectrum) owned approximately 18.3% of the Company, and the remainder was owned by management and the independent directors. See “Principal Stockholders” for more information on the Sponsors’ existing ownership interest in PPD, Inc.

In connection with the Recapitalization, in May 2017, Eagle II, a direct subsidiary of PPD, Inc., issued $550.0 million in aggregate principal amount of Initial Holdco Notes which were used to pay, in part, the cash consideration for the Recapitalization and fees and expenses related to the Recapitalization. In May 2019, Eagle II issued $900.0 million in aggregate principal amount of Additional Holdco Notes to fund the payment of dividends and distributions to PPD, Inc., which PPD, Inc. used, together with cash on hand, to pay a special dividend of $1,086.0 million to its stockholders, as well as fees and expenses associated with the issuance of the Additional Holdco Notes.

For additional information on the Recapitalization, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Recent Developments

November 2019 Dividend

In November 2019, the Company declared, and subsequently paid, a special cash dividend to its stockholders of $160.0 million, or $0.57 per share, with cash on hand. The special cash dividend was considered a return of the capital to the Company’s stockholders. A pro forma balance sheet is presented in our unaudited condensed consolidated financial statements included elsewhere in this prospectus to give effect to the special cash dividend as if it was paid as of September 30, 2019. The pro forma balance sheet reflects an adjustment to cash for the dividend paid, an adjustment to decrease additional paid-in-capital and an adjustment to increase accumulated deficit.

Preliminary Financial and Operational Information

The following information reflects our preliminary expectations of financial results and certain operational information for the year ended December 31, 2019, based on currently available information. We have provided ranges, rather than specific amounts, for the financial results and operational information below, primarily because all of our financial and other closing procedures for the year ended December 31, 2019 have not yet been completed and, as a result, our final results and operational information upon the completion of our closing procedures may vary from the preliminary estimates included herein. We anticipate that our consolidated financial statements for the year ended December 31, 2019 will not be available until after the date of this prospectus and will be included in our annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) following this offering.

Preliminary Financial Results and Operational Information

Although the financial results for the year ended December 31, 2019 are not yet finalized, we estimate that the financial results (as determined on an ASC 606 basis as described in “—Summary Consolidated Financial Data” below except as otherwise noted therein) and certain operational information will fall within the following ranges:

Year Ended December 31, 2019
	Low			High
(dollars in thousands)
Statement of operations data:
Revenue(a)	$	[●]		$	[●]
Income from operations		[●]			[●]
Net income attributable to common stockholders of PPD, Inc.		[●]			[●]

Cash flow data:
Net cash provided by operating activities	$	[●]		$	[●]
Cash paid for interest		[●]			[●]
Net cash paid for capital expenditures		[●]			[●]

Other financial and operating data:(b)
Adjusted EBITDA.	$	[●]		$	[●]
Adjusted Net Income	$	[●]		$	[●]
Backlog (at end of period)	$	[●]		$	[●]
Backlog conversion		[●]	%		[●]	%
Net authorizations ..	$	[●]		$	[●]
Net book-to-bill		[●]	x		[●]	x

Balance sheet data:
Cash and cash equivalents (at end of period)	$	[●]		$	[●]
Total debt (at end of period)		[●]			[●]

(a)	Revenue by segment is estimated to fall within the following ranges:

Segment revenue:
Clinical Development Services.	$		[●]	$		[●]
Laboratory Services		[	●]		[	●]
Other revenue not allocated to segments		[	●]		[	●]

Total revenue	$	[	●]	$	[	●]

(b)	See footnotes under “—Summary Consolidated Financial Data” below for description of these metrics.

Non-GAAP Measures Reconciliations

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures used by management to measure our operating performance. The following table provides a reconciliation from our preliminary estimates of net income attributable to common stockholders of PPD, Inc. to preliminary estimates of Adjusted EBITDA and Adjusted Net Income for the year ended December 31, 2019 (at the low end and high end of the estimated ranges set forth above). In addition, please see footnotes 7 and 8 to the table under the heading “—Summary Consolidated Financial Data” for additional information about how we calculate Adjusted EBITDA and Adjusted Net Income, the reasons why we include these measures and certain limitations to their use.

Year Ended December 31, 2019
	Low		High
(in thousands)
Adjusted EBITDA:
Net income attributable to common stockholders of PPD, Inc.	$	[●]	$	[●]
Recapitalization investment portfolio consideration		[●]		[●]
Net income attributable to noncontrolling interests		[●]		[●]
Net income		[●]		[●]
Interest expense, net		[●]		[●]
Provision for income taxes		[●]		[●]
Depreciation and amortization		[●]		[●]
Stock-based compensation expense		[●]		[●]
Option holder special bonuses(a)		[●]		[●]
Other expense, net		[●]		[●]
Sponsor fees and related costs(b)		[●]		[●]
Severance and charges for other cost reduction activities(c)		[●]		[●]
Transaction-related costs(d)		[●]		[●]
Loss (gain) on investments(e)		[●]		[●]
Other adjustments(f)		[●]		[●]

Adjusted EBITDA	$	[●]	$	[●]

Adjusted Net Income:
Net income attributable to common stockholders of PPD, Inc.	$	[●]	$	[●]
Recapitalization investment portfolio consideration		[●]		[●]
Net income attributable to noncontrolling interests		[●]		[●]

Net income		[●]		[●]

Amortization of intangible assets		[●]		[●]
Amortization of debt issuance and modification costs and debt discount		[●]		[●]
Amortization of accumulated other comprehensive income on derivative instruments		[●]		[●]
Stock-based compensation expense		[●]		[●]
Option holder special bonuses(a)		[●]		[●]
Other expense (income), net		[●]		[●]
Sponsor fees and related costs(b)		[●]		[●]
Severance and other cost reduction(c)		[●]		[●]
Transaction-related costs(d)		[●]		[●]
Loss (gain) on investments(e)		[●]		[●]
Other adjustments(f)		[●]		[●]

Total adjustments		[●]		[●]

Tax effect of adjustments(g)		[●]		[●]
Other tax adjustments(g)		[●]		[●]
Adjusted Net Income	$	[●]	$	[●]

(a)

Represents the Company’s cost associated with special cash bonuses to option holders. For more information, see Note 7 to the unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(b)

Represents management fees incurred under consulting services agreements with our Majority Sponsors. These consulting service agreements will terminate upon consummation of this offering. For more information, see Note 16 to our audited consolidated financial statements included elsewhere in this prospectus.

(c)

Represents employee separation costs, exit and disposal costs with the full or partial exit of certain leased facilities, costs associated with planned employee reorganizations and other contract termination costs from various cost-reduction activities.

(d)	Represents integration and transaction costs incurred with completed or contemplated acquisitions, costs incurred in connection with this offering and other transaction costs.
(e)	Represents the fair value accounting gains or losses primarily from our investments in Auven and in venBio.
(f)

Other adjustments include amounts that management believes are not representative of our operating performance. These adjustments include implementation costs associated with a new ERP application, advisory costs associated with the adoption of new accounting standards and other unusual charges or income. Implementation costs are estimated to be in the range of $[●] million to $[●] million for the year ended December 31, 2019. Note that these amounts exclude depreciation associated with capitalized assets. Costs associated with the adoption of new accounting standards are estimated to be in the range of $[●] million to $[●] million for the year ended December 31, 2019.

(g)	Non-GAAP adjustments were tax effected at an estimated blended effective tax rate of [●]% for the year ended December 31, 2019.

Inclusion of Preliminary Financial and Operational Information

The preliminary financial and operational information included in this prospectus reflect management’s estimates based solely upon information available to us as of the date of this prospectus and are the responsibility of management. The preliminary consolidated financial results presented above are not a comprehensive statement of our financial results for the year ended December 31, 2019 and have not been audited, reviewed, or compiled by our independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte”). Accordingly, Deloitte does not express an opinion and assumes no responsibility for and disclaims any association with such preliminary consolidated financial results and operational information. The preliminary consolidated financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the year ended December 31, 2019 will not be available until after this offering is completed and may vary from these estimates. For example, during the course of the preparation of the respective financial statements and related notes, additional items that would require adjustments to be made to the preliminary estimated consolidated financial results presented above may be identified. While we do not expect that our actual results for the year ended December 31, 2019 will vary materially from the preliminary consolidated financial results presented above, there can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Summary Consolidated Financial Data

The following table sets forth the summary consolidated financial data of the Company and its consolidated subsidiaries for the periods and dates indicated.

On January 1, 2018 the Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), which outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers. The Company adopted ASC 606 using the modified retrospective method for all contracts not completed as of the date of adoption. Our consolidated financial data for the periods beginning January 1, 2018 and thereafter are presented in accordance with ASC 606. Prior to January 1, 2018, the Company applied the accounting guidance from the application of ASC Topic 605, Revenue Recognition (“ASC 605”). Our consolidated financial data for the year ended December 31, 2018 has been presented on both an ASC 606 and ASC 605 basis to provide greater comparability of our operating results during 2018, consistent with the modified retrospective adoption approach applied.

The balance sheet data as of September 30, 2019 and the statement of operations and cash flow data for the nine months ended September 30, 2019 and 2018 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The statement of operations and cash flow data for the years ended December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations and cash flow data for the years ended December 31, 2015 and 2014 have been derived from the audited consolidated financial statements of the Company not included in this prospectus.

The summary consolidated financial data set forth below should be read in conjunction with “Risk Factors,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements and audited consolidated financial statements included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2019(1)	2018	2018	2018	2017(1)	2016(1)	2015(1)	2014
	ASC 606(2)			ASC 605(3)
	(in thousands)
Statement of operations data:
Revenue:
Revenue	$2,984,133	$2,770,334	$3,748,971	$2,837,810	$2,767,476	$2,467,941	$2,073,484	$1,919,954
Reimbursed revenue(4)	—	—	—	222,224	233,574	211,624	178,350	165,854

Total revenue(5)	2,984,133	2,770,334	3,748,971	3,060,034	3,001,050	2,679,565	2,251,834	2,085,808

Operating costs and expenses:
Direct costs, exclusive of depreciation and amortization	1,112,181	989,560	1,333,812	1,327,500	1,302,983	1,175,051	965,098	888,135
Reimbursed costs	688,696	714,912	940,913	222,224	233,574	211,624	178,350	165,854
Selling, general and administrative expenses	681,431	599,563	813,035	816,659	809,333	718,139	652,900	622,043
Recapitalization costs(6)	—	—	—	—	114,766	—	—	—
Depreciation and amortization	197,896	195,335	258,974	258,974	279,066	260,487	262,871	249,610
Goodwill and asset impairment	—	—	29,626	29,626	43,459	28,101	13,686	1,290

Total operating costs and expenses	2,680,204	2,499,370	3,376,360	2,654,983	2,783,181	2,393,402	2,072,905	1,926,932

Income from operations	303,929	270,964	372,611	405,051	217,869	286,163	178,929	158,876
Interest expense, net	(229,147)	(197,920)	(263,618)	(263,618)	(253,891)	(203,294)	(228,084)	(213,323)
(Loss) gain on investments(7)	(22,716)	47,040	15,936	15,936	92,750	61,576	19,525	65,985
Loss on extinguishment of debt	—	—	—	—	—	—	(131,755)	—
Other (expense) income, net	(3,158)	(7,159)	21,701	21,701	(40,259)	22,448	19,462	18,526

	Nine Months Ended September 30,		Year Ended December 31,
	2019(1)	2018	2018	2018	2017(1)	2016(1)	2015(1)	2014
	ASC 606(2)			ASC 605(3)
	(in thousands)
Income (loss) before provision for (benefit from) income taxes	48,908	112,925	146,630	179,070	16,469	166,893	(141,923)	30,064

Provision for (benefit from) income taxes	12,387	20,819	39,579	48,444	(284,360)	(15,961)	2,173	3,250

Income (loss) before equity in losses of unconsolidated affiliates	36,521	92,106	107,051	130,626	300,829	182,854	(144,096)	26,814
Equity in losses of unconsolidated affiliates, net of income taxes	(2,060)	—	(186)	(186)	—	—	—	—

Net income (loss)	34,461	92,106	106,865	130,440	300,829	182,854	(144,096)	26,814
Loss from discontinued operations, net of taxes	—	—	—	—	—	—	(4,139)	(21,717)
Net (income) loss attributable to noncontrolling interests	(3,390)	(1,313)	(2,679)	(2,679)	(4,802)	241	1,678	587

Net income (loss) attributable to PPD, Inc.	31,071	90,793	104,186	127,761	296,027	183,095	(146,557)	5,684
Recapitalization investment portfolio consideration(7)	16,830	(31,047)	(7,849)	(7,849)	(97,136)	—	—	—

Net income (loss) attributable to common stockholders of PPD, Inc.	$47,901	$59,746	$96,337	$119,912	$198,891	$183,095	$(146,557)	$5,684

	Nine Months Ended September 30,		Year Ended December 31,
	2019(1)	2018	2018	2017(1)	2016(1)	2015(1)	2014
	ASC 606(2)			ASC 605(3)
	(shares in thousands, except per share data)
Per share data:
Earnings (loss) per share attributable to common stockholders:
Basic	$0.17	$0.21	$0.34	$0.68	$0.59	$(0.46)	$0.09
Diluted	$0.17	$0.21	$0.34	$0.68	$0.58	$(0.46)	$0.09
Weighted average common shares outstanding:
Basic	279,235	279,306	279,238	291,027	312,065	311,874	311,495
Diluted	280,055	279,368	279,317	293,826	316,553	311,874	319,030

	Nine Months Ended September 30,		Year Ended December 31,
	2019(1)	2018	2018	2018	2017(1)	2016(1)	2015(1)	2014
	ASC 606(2)			ASC 605(3)
	(dollars in thousands)
Cash flow data:
Net cash provided by (used in):
Operating activities	$313,722	$301,106	$423,406	$423,406	$359,079	$407,995	$416,288	$96,000
Investing activities	(195,548)	(58,990)	(90,525)	(90,525)	(92,743)	(519,746)	(253,542)	(26,308)
Financing activities	(253,229)	(140,776)	(166,942)	(166,942)	(249,393)	130,465	(44,629)	(24,477)
Cash paid for interest	209,732	202,369	262,921	262,921	238,826	191,084	154,060	193,461
Cash paid for income taxes, net	26,319	34,877	64,714	64,714	43,438	36,807	40,077	22,040

Other financial and operating data:
Adjusted EBITDA(8)(9)	$563,324	$494,488	$707,406	$739,846	$711,124	$631,491	$531,201	$463,789
Adjusted Net Income(8)(9)	$194,659	$181,735	$257,559	$281,134	$320,043	$236,886	$196,037	$128,468
Free Cash Flow(10)	$224,324	$225,573	$307,261	$307,261	$253,944	$317,737	$352,491	$21,231
Backlog (at end of period)(11)	$6,805,733	$6,103,591	$6,313,710	$6,313,710	$5,730,568	$6,006,644	$5,192,054	$4,723,384
Backlog conversion(11)	11.9%	11.7%	11.9%	11.9%	11.7%	11.4%	10.6%	11.2%
Net authorizations(11)	$2,814,437	$2,448,924	$3,420,954	$3,420,954	$2,485,419	$3,051,596	$2,491,584	$2,593,409
Net book-to-bill(11)	1.2x	1.2x	1.2x	1.2x	0.9x	1.2x	1.2x	1.4x

	As of September 30, 2019(2)
	Actual	Pro Forma(12)	Pro Forma as Adjusted(13)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$403,398	$243,398	$
Working capital	(87,472)	(247,472)
Total assets	5,589,509	5,429,509
Total debt	5,645,626	5,645,626
Total stockholders’ deficit	(2,603,879)	(2,763,879)

(1)

We acquired Synarc Inc. on September 3, 2019, Medimix International on July 1, 2019, Optimal Research, LLC on September 1, 2017, Evidera Holdings, Inc. on September 1, 2016, Synexus Clinical Research Topco Limited on May 31, 2016, CRA Intermediate Holdings, Inc. on May 12, 2015 and the clinical research division of Shin Nippon Biomedical Laboratories (“SNBL”), subsequently renamed PPD-SNBL, on April 1, 2015. We own 60% of PPD-SNBL. The financial results of these entities have been included as of and since the dates of each acquisition.

(2)

Financial data as of and for the year ended December 31, 2018 and as of and for the nine months ended September 30, 2019 and 2018 is reported in accordance with ASC 606, unless otherwise noted. Our consolidated financial data for the year ended December 31, 2018 has been presented on both an ASC 606 and ASC 605 basis to provide greater comparability of our operating results during 2018.

(3)

Financial data as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 is reported in accordance with ASC 605 unless otherwise noted. Other than earnings per share data, our consolidated financial data for the year ended December 31, 2018 has been presented on both an ASC 606 and ASC 605 basis to provide greater comparability of our operating results during 2018. For more information, see Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

(4)

Represents out-of-pocket revenues and related costs reimbursed by our customers at cost when we are the principal (and not the agent) in the relationship in accordance with ASC 605 for the years ended December 31, 2018, 2017, 2016, 2015 and 2014.

(5)	Our revenue by segment and a reconciliation to total revenue is as follows:

	Nine Months Ended
	September 30,		Year Ended December 31,
	2019	2018	2018	2018	2017	2016	2015	2014
	ASC 606			ASC 605
	(in thousands)
Segment revenue:
Clinical Development Services	$1,887,369	$1,705,901	$2,336,005	$2,336,005	$2,319,103	$2,057,366	$1,718,205	$1,598,387
Laboratory Services	437,661	370,000	501,805	501,805	448,373	410,575	355,279	321,567

Total segment revenue	2,325,030	2,075,901	2,837,810	2,837,810	2,767,476	2,467,941	2,073,484	1,919,954
Other revenue not allocated to segments	659,103	694,433	911,161	222,224	233,574	211,624	178,350	165,854

Total revenue	2,984,133	2,770,334	3,748,971	3,060,034	3,001,050	2,679,565	2,251,834	2,085,808

(6)

Represents expenses in connection with the recapitalization of the Company in 2017. For more information, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(7)

Represents the fair value accounting gains or losses primarily from our investments in Auven Therapeutic Holdings, L.P. (“Auven”) and venBio Global Strategic Fund, L.P. (“venBio”). The gains or losses from our investments in Auven and venBio will likely continue to fluctuate from period to period based on the changes in fair values of the net asset values of the limited partnerships and changes in the discounts applied to such investments for our lack of control and lack of marketability. This adjustment also includes changes in the contingent liability that was recorded for additional consideration estimated to be payable to certain owners in connection with the 2017 recapitalization, primarily based on changes in fair value of such investments, net of taxes and other related expenses. For more information, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(8)

Adjusted EBITDA consists of net income (loss) attributable to common stockholders of PPD, Inc., adjusted for changes in recapitalization investment portfolio consideration, net (income) loss attributable to noncontrolling interests and loss from discontinued operations, net, and before interest expense, net, provision for (benefit from) income taxes and depreciation and amortization and eliminates (i) non-operating income or expense and (ii) impacts of certain non-cash, unusual or other items that are included in net income (loss) that we do not consider indicative of our ongoing operating performance. Adjusted Net Income consists of net income attributable to common stockholders of PPD, Inc. before amortization and the elimination of (i) non-operating income or expense and (ii) impacts of certain non-cash, unusual or other items that are included in net income (loss) that we do not consider indicative of our ongoing operating performance. In the case of Adjusted EBITDA and Adjusted Net Income, we believe that making such adjustments provides management and investors meaningful information to understand our operating performance and ability to analyze financial and business trends on a period-to-period basis. Although we exclude amortization of acquired intangible assets from our non-GAAP (as defined below) expenses, we note that revenue generated from such intangibles is included within revenue in determining net income (loss) attributable to common stockholders of PPD, Inc.

(9)

Adjusted EBITDA and Adjusted Net Income data are not calculated or presented in accordance with generally accepted accounting principles in the United States (“GAAP”) and other companies in our industry may calculate Adjusted EBITDA or Adjusted Net Income differently than we do. As a result, these financial measures have limitations as analytical and comparative tools and you should not consider these items in isolation, or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDA and Adjusted Net Income should not be considered as measures of discretionary cash available to us to invest in the growth of our business. In calculating these performance financial measures, we make certain adjustments that are based on assumptions and estimates that may prove to have been inaccurate. In addition, in evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of Adjusted EBITDA and Adjusted Net Income should not be construed as an inference that our future results will be unaffected by unusual items.
(10)

Free Cash Flow represents net cash provided by operating activities minus cash paid for capital expenditures. We utilize Free Cash Flow as a measure of profitability and as an assessment of our ability to generate cash. Free Cash Flow is not calculated or presented in accordance with GAAP and the calculation of Free Cash Flow may not be comparable to other similarly titled metrics of other companies and should not be considered as an alternative to cash flow measures derived in accordance with GAAP.

(11)

Backlog represents anticipated direct revenue for work not yet completed or performed (i) under signed contracts, letters of intent and, in some cases, awards that are supported by other forms of written communication and (ii) where there is sufficient or reasonable certainty about the customer’s ability and intent to fund and commence the services within six months and net authorizations represent new business awards, net of award or contract modifications, contract cancellations, foreign currency fluctuations and other adjustments. Backlog and net authorizations exclude the impact of net authorizations from anticipated third-party pass-through and out-of-pocket revenue. Backlog conversion represents the quarterly average of direct revenue for the period divided by opening backlog for that period. Net book-to-bill represents the amount of net authorizations for the period divided by direct revenue recognized in that period.

(12)

In November 2019, the Company declared, and subsequently paid, a special cash dividend to its stockholders of $160.0 million, or $0.57 per share, with cash on hand. The special cash dividend was considered a return of capital to the Company’s stockholders. A pro forma balance sheet is presented in our unaudited condensed consolidated financial statements included elsewhere in this prospectus to give effect to the special cash dividend as if it was paid as of September 30, 2019. The pro forma balance sheet reflects an adjustment to cash for the dividend paid, an adjustment to decrease additional paid-in-capital and an adjustment to increase accumulated deficit.

(13)

The pro forma as adjusted balance sheet data as of September 30, 2019 gives effect to (i) the pro forma adjustments described in note (12) above, (ii) the sale by us of                shares of our common stock in this offering based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the front cover of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of the estimated net proceeds from this offering, together with cash on hand, to redeem the Holdco Notes, as described in “Use of Proceeds.”

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would not significantly increase (decrease) our pro forma as adjusted cash and cash equivalents, working capital or total assets and would decrease (increase) our pro forma as adjusted total debt and total stockholders’ deficit by $             million, assuming, in each case, the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 100,000 shares from the expected number of shares to be sold by us in this offering would not significantly increase (decrease) our pro forma as adjusted cash and cash equivalents, working capital or total assets and would decrease (increase) our pro forma as adjusted total debt and total stockholders’ deficit by $             million, assuming, in each case, no change in the assumed initial public offering price per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

The selected consolidated financial data set forth below should be read in conjunction with “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements and audited consolidated financial statements included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2019(1)(3)	2018(1)	2018(1)	2017(2)(3)	2016(2)(3)	2015(2)(3)	2014(2)
	(in thousands)
Statement of operations data:
Revenue:
Revenue	$2,984,133	$2,770,334	$3,748,971	$2,767,476	$2,467,941	$2,073,484	$1,919,954
Reimbursed revenue(4)	—	—	—	233,574	211,624	178,350	165,854

Total revenue(5)	2,984,133	2,770,334	3,748,971	3,001,050	2,679,565	2,251,834	2,085,808

Operating costs and expenses:
Direct costs, exclusive of depreciation and amortization	1,112,181	989,560	1,333,812	1,302,983	1,175,051	965,098	888,135
Reimbursed costs	688,696	714,912	940,913	233,574	211,624	178,350	165,854
Selling, general and administrative expenses	681,431	599,563	813,035	809,333	718,139	652,900	622,043
Recapitalization costs(6)	—	—	—	114,766	—	—	—
Depreciation and amortization	197,896	195,335	258,974	279,066	260,487	262,871	249,610
Goodwill and asset impairment	—	—	29,626	43,459	28,101	13,686	1,290

Total operating costs and expenses	2,680,204	2,499,370	3,376,360	2,783,181	2,393,402	2,072,905	1,926,932

Income from operations	303,929	270,964	372,611	217,869	286,163	178,929	158,876
Interest expense, net	(229,147)	(197,920)	(263,618)	(253,891)	(203,294)	(228,084)	(213,323)
(Loss) gain on investments(7)	(22,716)	47,040	15,936	92,750	61,576	19,525	65,985
Loss on extinguishment of debt	—	—	—	—	—	(131,755)	—
Other (expense) income, net	(3,158)	(7,159)	21,701	(40,259)	22,448	19,462	18,526

Income (loss) before provision for (benefit from) income taxes	48,908	112,925	146,630	16,469	166,893	(141,923)	30,064

Provision for (benefit from) income taxes	12,387	20,819	39,579	(284,360)	(15,961)	2,173	3,250

Income (loss) before equity in losses of unconsolidated affiliates	36,521	92,106	107,051	300,829	182,854	(144,096)	26,814
Equity in losses of unconsolidated affiliates, net of income taxes	(2,060)	—	(186)	—	—	—	—

Net income (loss)	34,461	92,106	106,865	300,829	182,854	(144,096)	26,814
Loss from discontinued operations, net of taxes	—	—	—	—	—	(4,139)	(21,717)
Net (income) loss attributable to noncontrolling interests	(3,390)	(1,313)	(2,679)	(4,802)	241	1,678	587

Net income attributable to PPD, Inc.	31,071	90,793	104,186	296,027	183,095	(146,557)	5,684
Recapitalization investment portfolio consideration(6)	16,830	(31,047)	(7,849)	(97,136)	—	—	—

Net income (loss) attributable to common stockholders of PPD, Inc.	$47,901	$59,746	$96,337	$198,891	$183,095	$(146,557)	$5,684

	Nine Months Ended September 30,		Year Ended December 31,
	2019(1)(3)	2018(1)	2018(1)	2017(2)(3)	2016(2)(3)	2015(2)(3)	2014(2)
	(shares in thousands, except per share data)
Per share data:
Earnings per share attributable to common stockholders:
Basic	$0.17	$0.21	$0.34	$0.68	$0.59	$(0.46)	$0.09
Diluted	$0.17	$0.21	$0.34	$0.68	$0.58	$(0.46)	$0.09
Weighted average common shares outstanding:
Basic	279,235	279,306	279,238	291,027	312,065	311,874	311,495
Diluted	280,055	279,368	279,317	293,826	316,553	311,874	319,030

	Nine Months Ended September 30,		Year Ended December 31,
	2019(1)(3)	2018(1)	2018(1)	2017(2)(3)	2016(2)(3)	2015(2)(3)	2014(2)
	(in thousands)
Cash flow data:
Net cash provided by (used in):
Operating activities	$313,722	$301,106	$423,406	$359,079	$407,995	$416,288	$96,000
Investing activities	(195,548)	(58,990)	(90,525)	(92,743)	(519,746)	(253,542)	(26,308)
Financing activities	(253,229)	(140,776)	(166,942)	(249,393)	130,465	(44,629)	(24,477)

	As of September 30, 2019(1)(3)	As of December 31,
		2018(1)	2017(2)(3)	2016(2)(3)	2015(2)(3)	2014(2)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$403,398	$553,066	$418,960	$361,741	$365,846	$264,336
Property and equipment, net	425,484	399,103	384,187	382,946	333,737	341,252
Working capital	(87,472)	137,456	30,352	150,452	252,699	307,040
Total assets	5,589,509	5,489,361	5,444,873	5,310,304	4,849,447	4,878,905
Total debt	5,645,626	4,795,684	4,822,234	4,309,112	3,655,200	3,049,716
Total stockholders’ (deficit) equity	(2,603,879)	(1,522,421)	(1,491,680)	(964,241)	(444,369)	302,475

(1)	Financial data as of and for the year ended December 31, 2018, as of September 30, 2019 and for the nine months ended September 30, 2019 and 2018 is reported in accordance with ASC 606.
(2)	Financial data as of and for the years ended December 31, 2017, 2016, 2015 and 2014 is reported in accordance with ASC 605.
(3)

We acquired Synarc Inc. on September 3, 2019, Medimix International on July 1, 2019, Optimal Research, LLC on September 1, 2017, Evidera Holdings, Inc. on September 1, 2016, Synexus Clinical Research Topco Limited on May 31, 2016, CRA Intermediate Holdings, Inc. on May 12, 2015 and the clinic as research division of SNBL, subsequently renamed PPD-SNBL, on April 1, 2015. We own 60% of PPD-SNBL. The financial results of these entities have been included as of and since the dates of each acquisition.

(4)

Represents out-of-pocket revenues and related costs reimbursed by our customers at cost when we are the principal (and not the agent) in the relationship in accordance with ASC 605 for the years ended December 31, 2017, 2016, 2015 and 2014.

(5)	Our revenue by segment and a reconciliation to total revenue is as follows:

	Nine Months Ended
	September 30,		Year Ended December 31,
	2019	2018	2018	2018	2017	2016	2015	2014
	ASC 606			ASC 605
	(in thousands)
Segment revenue:
Clinical Development Services	$1,887,369	$1,705,901	$2,336,005	$2,336,005	$2,319,103	$2,057,366	$1,718,205	$1,598,387
Laboratory Services	437,661	370,000	501,805	501,805	448,373	410,575	355,279	321,567

Total segment revenue	2,325,030	2,075,901	2,837,810	2,837,810	2,767,476	2,467,941	2,073,484	1,919,954
Other revenue not allocated to segments	659,103	694,433	911,161	222,224	233,574	211,624	178,350	165,854

Total revenue	2,984,133	2,770,334	3,748,971	3,060,034	3,001,050	2,679,565	2,251,834	2,085,808

(6)

Represents expenses in connection with the recapitalization of the Company in 2017. For more information, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(7)

Represents the fair value accounting gains or losses primarily from our investments in Auven and venBio. The gains or losses from our investments in Auven and venBio will likely continue to fluctuate from period to period based on the changes in fair values of the net asset values of the limited partnerships and changes in the discounts applied to such investments for our lack of control and lack of marketability. A contingent liability for additional consideration estimated to be payable to certain owners prior to the 2017 recapitalization was recorded, primarily based on changes in the fair value of such investments, net of taxes and other related expenses. For more information, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

May 2016 Acquisition

On May 31, 2016, we acquired 100% of Synexus Clinical Research Topco Limited (“Synexus”), a global clinical research site network. Synexus provides clinical trial site management and patient recruitment services to the biopharmaceutical industry. The purchase price was $267.1 million.

Impacts of the Initial Public Offering

Impact of Debt Extinguishment

Assuming the net proceeds after expenses to us of $                 in connection with the sale of common stock in this offering, based on an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover of this prospectus, together with cash on hand, are used to repay the Holdco Notes, plus accrued and unpaid interest and redemption premium, as described in “Use of Proceeds,” we expect to incur debt extinguishment costs of $                 related to the write-off of debt issuance and debt modification costs and $                 related to the write-off of unamortized debt discounts. We also expect interest expense to be lower in future periods based on the reduction in debt.

We expect that our net leverage ratio (defined as the ratio of (a) debt less cash and cash equivalents to (b) Adjusted EBITDA for the last four quarter period) to be in the low 4 times range by the end of our 2020 fiscal year and below 4 times by the end of our 2021 fiscal year.

Incremental Public Company Expenses

Following our initial public offering, we will incur significant expenses on an ongoing basis that we did not incur as a private company. Those costs include additional director and officer liability insurance expenses, as well as third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal and investor and public relations expenses. These costs will generally be SG&A expenses.

Stock-based Compensation Expense

We may incur incremental stock-based compensation expense in the future related to liquidity/realization event-based options held by certain members of management. Such options have not vested, will not vest upon the consummation of this offering or are eligible to vest only if and when the Majority Sponsors have achieved specified internal rates of return and a multiple on invested capital with respect to their investment in us. See Note 4, “Stock-based Compensation,” to our audited consolidated financial statements included elsewhere in this prospectus for additional information on our stock-based compensation plans.

In connection with this offering, we expect to implement a new long-term equity incentive plan during 2020 to align our equity compensation program with public company plans and practices. See “Compensation Discussion and Analysis—Stock Incentive Plan—2020 Incentive Plan” for additional details. As part of the transition from a private company to a public company, we expect to replace our existing cash-based long-term incentive plan with annual equity awards to be issued under our 2020 Incentive Plan starting in 2020. We recorded compensation expense of $5.8 million, $6.0 million, $9.0 million, $11.1 million, $12.0 million and $11.2 million for each of 2014, 2015, 2016, 2017 and 2018, and the nine months ended September 30, 2019, respectively, in connection with awards issued under our cash-based long-term incentive plan. As this transition occurs, we expect compensation expense associated with the cash-based long-term incentive compensation plan to decline and stock-based compensation expense associated with the replacement annual equity grants to increase.

Results of Operations

We have included the results of operations of acquired companies in our consolidated results of operations from the date of their respective acquisitions, which impacts the comparability of our results of operations when comparing results for the nine months ended September 30, 2019 to the nine months ended September 30, 2018, the year ended December 31, 2018 to the year ended December 31, 2017 and the year ended December 31, 2017 to the year ended December 31, 2016. We have noted in the discussion below, to the extent meaningful and

Biotech, which include early identification of novel molecules and extensive pre-trial consultative advisory engagement with customers, to optimally position ourselves to win new business. PPD Biotech’s success is evidenced by the increase in our win rates from biotechnology companies whereby we have increased our average win rate from approximately 26% in 2016 to over 35% in 2019. We believe that our track record of serving biotechnology companies through our PPD Biotech model has earned us a reputation as the strategic partner of choice. Since the beginning of 2014, we have worked with some of the most innovative companies to help bring disease-modifying therapies to the market for patients. We believe our differentiated offering will enable us to continue to capture share within the biotechnology market.

Increase Use of Our Innovative Site Network and Patient Enrollment Platform

Through our AES delivery model, we have developed an approach to directly serve our customers’ needs by addressing patient enrollment and site performance challenges, which are two of the biggest challenges our customers face in clinical development. We believe our integrated strategy of using technology and identified and consented data, our global site network and support for leading independent sites, is the ideal approach to serving our customers. To date, AES has played a critical role in completing some of the most important and complex clinical trials for our customers. We plan to continue to build out our AES capabilities and further strengthen the value propositions we offer and deliver to our customers through this differentiated model.

In addition to providing us with a competitively advantaged asset, our AES delivery model is financially attractive as it allows us to participate in the economics and growth of the market for investigator and patient recruitment services that otherwise would represent pass-through revenues, as is the case for most other CROs.

Capitalize on our Growing Laboratory Segment

Our laboratory services offering is focused on the high-growth, innovative segment of laboratory services through its diverse range of high-value, advanced testing services. As an example, we have developed a significant and growing number of assays to address the testing needs of gene therapy. Our Laboratory Services segment represents approximately 17.7% of our 2018 total direct revenues and increased approximately 18.3% for the nine months ended September 30, 2019 as compared to the same period in 2018. It also affords us significant operating leverage and diversification, and provides higher backlog visibility and related conversion rates. Our Laboratory Services segment allows us to provide integrated offerings to customers that need both clinical development and laboratory services.

Continue to Invest in Innovation

We have consistently been and are committed to spending our time and resources on adding to and improving on our capabilities and service offerings. We assess the need to add new and innovative capabilities to reduce the cost and time required to generate evidence for our customers’ product candidates. We believe that the biopharmaceutical industry is constantly evolving and we are focused on evaluating opportunities in a disciplined manner that is both capital efficient and flexible in approach. We are adept at successfully identifying and executing on acquisitions, joint ventures and strategic venture investments to pursue and amplify nascent technologies and capabilities for our customers’ benefit, as evidenced by our investments in Science 37 and Medable.

Our Services

We are a leading provider of drug development services to the biopharmaceutical industry, offering comprehensive, integrated clinical development and laboratory services to our customers. We provide our services through two business segments: Clinical Development Services and Laboratory Services. Within each segment, we offer numerous services and solutions for our customers, and across segments our offerings are complementary so that customers may optimize their development programs and maximize value and outcomes by accessing our full suite of offerings.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Barclays Capital Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as joint book running managers and representatives of the offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
(in thousands)
Barclays Capital Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Credit Suisse Securities (USA) LLC
Jefferies LLC
UBS Securities LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Evercore Group L.L.C.
HSBC Securities (USA) Inc.
Mizuho Securities USA LLC
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
Drexel Hamilton, LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Annex B

Highlights of the SEC Regulations Committee meeting with the Staff on June 11, 2003

VI. CURRENT PRACTICE ISSUES

[…]

E. FAS 142, Paragraph 45 Disclosures in Interim Financial Statements

Background: Paragraph 45 of Statement 142 requires companies to disclose information about the carrying amount, accumulated amortization and current and future amortization expense for intangible assets, as well as other information about goodwill. A literal read of paragraph 45 of Statement 142 indicates that this information shall be disclosed in the financial statements or the notes to the financial statements for each period for which a statement of financial position is presented. However, the FASB has traditionally included specific interim disclosure requirements in pronouncements when it was their intent that such disclosures be made in the interim financial statements. There are no such specific interim disclosure requirements with respect to the information required by paragraph 45 of Statement 142.

Question: Does the Staff expect registrants to interpret paragraph 45 of Statement 142 literally and include such disclosures in their interim filings on Form 10-Q?

Staff Response: Generally no. The staff believes that the disclosures required in SFAS 142 regarding intangibles amortization and carrying value generally would not be required in interim financial statements filed with the commission on Form 10-Q because such financial statements are condensed rather than full financial statements. As discussed in further detail in Article 10 of Regulation S-X, the condensed financial statements included in 10-Qs generally do not require the same level of footnote disclosure as full financial statements since registrants are permitted to assume that users have read or have access to the audited financial statements of the previous year. See Article 10-01-(01)(a)(5) for further details.